QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Nextel Partners, Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
65333F107
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of  8 Pages

CUSIP No. 65333F107	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Motorola, Inc.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
13,076,376

		6.	Shared Voting Power
0 (See Item 4)

		7.	Sole Dispositive Power
13,076,376

		8.	Shared Dispositive Power
0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,076,376 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)
7.7% (See Item 2 and Item 4)

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 65333F107	13G	Page 3 of 8 Pages

Item 1.

(a)	Name of Issuer:
Nextel Partners, Inc. ("NPI")
(b)	Address of Issuer's Principal Executive Offices:
4500 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is filed on behalf of Motorola, Inc., (the "Reporting Person"), a Delaware corporation, whose principal business office is 1303 Algonquin Road, Schaumburg, IL 60196.

Pursuant to Rule 13d-5(b)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Person, along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed, as a group, to have beneficial ownership of certain shares of the Class A Common Stock (the "Class A Common Stock") and Class B Common Stock (the "Class B Common Stock") of NPI as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among NPI and the shareholders listed therein, (the "Shareholders Agreement"). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A and Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis at any time upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Issuer's Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock.
Non-Reporting Persons:
The following Non-Reporting Persons (No. 1-12) are referred to herein as the "DLJ Entities."
1.	DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)
2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
4.	DLJ Diversified Partners, LP (Delaware limited partnership)
5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)
6.	DLJ EAB Partners, LP (Delaware limited partnership)
7.	DLJ ESC II, LP (Delaware limited partnership)
8.	DLJ First ESC, LP (Delaware limited partnership)
9.	DLJ Millenium Partners, LP (Delaware limited partnership)
10.	DLJ Millenium Partners-A, LP (Delaware limited partnership)
11.	DLJMB Funding II, Inc. (Delaware corporation)
12.	UK Investment Plan 1997 Partners (Delaware limited partnership)

CUSIP No. 65333F107	13G	Page 4 of 8 Pages

    c/o DLJ Merchant Banking II, Inc.
    277 Park Avenue
    New York, NY 10172

        The following Non-Reporting Persons (No. 13 - 21) are referred to herein as the "Non-DLJ Entities."

        13.    Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

    3 First National Plaza
    Suite 3800
    Chicago, IL 60602

        14.    Eagle River Investments LLC (Washington limited liability company)

    2300 Carillon Point
    Kirkland, WA 98033-7353

        15.    Nextel WIP Corp. (Delaware corporation)

    2001 Edmund Halley Drive
    Reston, VA 20191

        16.    David Aas (US citizen)

        17.    John Chapple (US citizen)

        18.    Mark Fanning (US citizen)

        19.    Perry Satterlee (US citizen)

        20.    Estate of David Thaler (1)

        21.    John Thompson (US citizen)

    4500 Carillon Point
    Kirkland, WA 98033

(d)
Title of class of securities: Class A Common Stock

(e)
CUSIP number: 65333F107

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

(1)
Based on information provided by other Non-Reporting Shareholders, David Thaler, a U.S. citizen, passed away in December 2002.

CUSIP No. 65333F107	13G	Page 5 of 8 Pages

Item 4.    Ownership

        (a) - (c). Amount beneficially owned, percent of class and voting/dispositive power.

Although the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have beneficial ownership of 95,663,194 shares of Class A Common Stock and 79,056,228 shares of the Class B Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 55.42% of the outstanding shares of the Class A Common Stock and 100% of the outstanding shares of the Class B Common. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at any time upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Issuer's Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock. Accordingly, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the shares of Class B Common Stock held by Nextel WIP Corp. are not deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Nextel WIP Corp and of the Reporting Person and Non-Reporting Persons, as a group.

The Reporting Person has, as of December 31, 2002, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the number of shares of Class A Common Stock as described below.

The Reporting Person has the sole power to vote and dispose of 13,076,376 shares of Class A Common Stock, or 7.7% of the outstanding shares of the Class A Common Stock.

The Reporting Person may be deemed to also have the shared power to vote an aggregate of 54,053,686 shares or 31.31% of the outstanding shares of the Class A Common Stock. The Reporting Person also may be deemed to have the shared power to dispose an aggregate of 82,586,818 shares or 47.84% of the outstanding shares of the Class A Common Stock. The Reporting Person disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.

The Non-Reporting Persons, as of December 31, 2002, may be deemed to have shared power to direct the disposition of an aggregate of 82,586,818 shares, or 47.84% of the outstanding shares of the Class A Common Stock. Of the Non-Reporting Persons, the Non-DLJ entities may be deemed to have shared power to vote an aggregate of 54,053,686 shares, or 31.31% of the outstanding shares of Class A Common Stock. The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 16.71% of the outstanding shares of the Class A Common Stock. The beneficial ownership of the Reporting Person and, based on information provided by the Non-Reporting Persons, the beneficial ownership of each Non-Reporting Person as of December 31, 2002 is as follows:

CUSIP No. 65333F107	13G	Page 6 of 8 Pages

Beneficial Ownership as of December 31, 2002:

	Common Stock	Percent of Class(2)
DLJ Merchant Banking Partners II, L.P.	17,973,750	10.5%
DLJ Merchant Banking Partners II-A, L.P.	715,800	(3)
DLJ Offshore Partners II, C.V.	883,854	(3)
DLJ Millenium Partners, L.P.	290,616	(3)
DLJ Millenium Partners-A, L.P.	56,676	(2)
DLJ Diversified Partners, L.P.	1,050,822	(2)
DLJ Diversified Partners-A, L.P.	390,246	(3)
DLJMB Funding II, Inc.	2,840,980	1.7%
UK Investment Plan 1997 Partners	400,764	(3)
DLJ First ESC, L.P.	34,590	(3)
DLJ ESC II, L.P.	3,814,334	2.3%
DLJ EAB Partners, L.P.	80,700	(3)
Motorola, Inc.	13,076,376	7.7%
Madison Dearborn Capital Ptrs II, LP	27,218,904	15.9%
Eagle River Investments LLC	15,750,012	9.2%
David Aas	1,246,100	(3)
John Chapple(4)	3,776,024	2.2%
Mark Fanning	1,087,572	(3)
Perry Satterlee	1,269,527	(3)
Estate of David Thaler(5)	1,714,000	1.0%
John Thompson(4)	2,136,547	1.2%
TOTAL(6)	95,663,194	55.42%

Item 5.    Ownership of five percent or less of a class:

        Not Applicable

Item 6.    Ownership of more than five percent on behalf of another person:

        See Item 4

(2)
Based on 170,797,589 shares of Class A Common Stock outstanding as of December 31, 2002, as provided by Nextel Partners, Inc. to other Non-Reporting Persons.

(3)
Less than 1%.

(4)
Based on information provided by other Non-Reporting Shareholders, this includes 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(5)
Based on information provided by other Non-Reporting Shareholders, David Thaler, a U.S. citizen, passed away in December 2002.

(6)
Determined pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP No. 65333F107	13G	Page 7 of 8 Pages

Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

        Not Applicable

Item 8.    Identification and classification of members of the group:

        Not Applicable

Item 9.    Notices of dissolution of group:

        Not Applicable

Item 10.    Certification:

        Not Applicable

CUSIP No. 65333F107	13G	Page 8 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	MOTOROLA, INC.
	By:	/s/ CAROL H. FORSYTE
	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department

QuickLinks

  Item 1.
  Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship
  Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
  Item 4. Ownership
  Item 5. Ownership of five percent or less of a class
  Item 6. Ownership of more than five percent on behalf of another person
  Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company
  Item 8. Identification and classification of members of the group
  Item 9. Notices of dissolution of group
  Item 10. Certification
SIGNATURE